May 27, 2022

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EA Series Trust (File Nos. 333-195493 and 811-22961)

Dear Ms. Marquigny:

This letter provides the responses of EA Series Trust (the “Trust”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you recently provided. The comments addressed Post-Effective Amendment (“PEA”) No. 112 to the registration statement of the Trust, which was filed on March 18, 2022 under Rule 485(a) of the Securities Act of 1933, as amended, was filed to register a new series of the Trust, the Argent Mid Cap ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Prospectus

1.	Comment: We understand that the Argent Mid Cap ETF (the “Fund”) intends to include prior account performance for another mid cap product managed by Argent Capital Management, LLC (the “Sub-Adviser”) in the prospectus. In our review of the Sub-Adviser’s website, we noted that the investment objective for the Fund does not match investment objective for the other mid cap products managed by the Sub-Adviser. Please reconcile or explain why the investment objectives are not the same for the Fund and the other mid cap products managed by the Sub-Adviser.

Response: The Fund has revised the Fund’s investment objective to the following:

Argent Mid Cap ETF (the “Fund”) seeks to outperform the Russell MidCap® Index over the long term.

2.	Comment: Please provide the completed fee table and expense example supplementally at least five days prior to effectiveness. In addition, please explain how the Fund estimated “Other Expenses” and confirm their accuracy.

Response: The Fund’s complete fee table and expense example is attached as Exhibit A hereto. Based on the fee arrangement between the Fund’s investment adviser and the Fund, the Adviser (or an affiliate of the Adviser) bears all of the Adviser’s own costs associated with providing investment advisory services and all expenses of the Fund, except for the fee payment under the Advisory Agreement, payments under the Fund’s Rule 12b-1 Distribution and Service Plan (the “Plan”), brokerage expenses, acquired fund fees and expenses, taxes (including tax-related services), interest (including borrowing costs), litigation expense (including class action-related services) and other non-routine or extraordinary expenses. The Fund does not anticipate any “Other Expenses” being incurred by the Fund that are not required to be paid by the Adviser.

WADE BRIDGE   ●   PARTNER

11300 Tomahawk Creek Pkwy   ●   Ste. 310   ●   Leawood, KS 66211   ●   p: 513.304.5605

Practus, LLP   ●   Wade.Bridge@Practus.com   ●   Practus.com

3.	Comment: In the last sentence of the first paragraph under Principal Investment Strategies, please consider replacing “daily market liquidity” with “daily trading volume”.

Response: The Fund has made the requested change.

4.	Comment: Please consider revising the discussion under the Principal Investment Strategies section to track the description of the other mid cap product’s investment strategy as set forth in the Sub-Adviser’s current Form ADV. We believe the description of the strategy in the Form ADV provides a clear understanding of the investment process followed by the Sub-Adviser in managing its mid cap products and would provide investors with a clearer understanding of the Fund’s investment strategy.

Response: The Trust has revised the disclosure to address the comment. See Exhibit B for the revised disclosure.

5.	Comment: Explain how the Sub-Adviser handles sector allocations. Does the Sub-Adviser focus on identifying sectors that meet its investment criteria or does the Sub-Adviser focus on individual stocks within its investment universe that meets its investment criteria or both?

Response: The Argent Mid Cap investment process is bottom-up and does not focus on sector allocation. The Sub-Adviser focuses on individual stocks that meet its investment criteria and sector over- or underweights are an artifact of the bottom-up process.

6.	Comment: The fifth paragraph in the section Principal Investment Strategies states “The change-based investing approach employs four aspects to screen investments for Positive Change.” The Sub-Adviser’s Form ADV mentions that the final step of its investment process for its mid cap product looks for two things: 1) positive change at the company or industry level; 2) alignment between the positive quantitative scores and positive fundamentals at the company. Since the Fund is going to be managed using the same strategies as the Sub-Adviser’s other mid cap products explain why the description for the Fund is different than that of the other mid cap products or reconcile the disclosure.

Response: The Fund believes the discussion of change-based investing is consistent between the Fund and the other mid cap products. The Sub-Adviser’s change-based investment approach is based on identifying change, evaluating change, quantifying change, and verifying change. The two things (see above in Comment) mentioned in Form ADV simply combine the four aspects of the screening process described in the prospectus into 2 broader components. The change-based investment approach is exactly the same for both the Fund and the other mid cap products.

7.	Comment: The last paragraph in the section “Principal Investment Strategies” includes the following: “All stocks in the portfolio are continually monitored, but overall model changes generally occur monthly, barring major events such as public health crises, geopolitical events such as war or terrorism, trade disputes, economic shocks, amongst others.” Please consider breaking this sentence into two separate sentences to clarify the interplay between monthly model changes and the impact major events have on the models and possible model changes.

Response: The Fund has revised the disclosure as follows:

“All stocks in the portfolio are continually monitored, but overall model changes generally occur monthly. Model changes may occur more frequently when major events such as public health crises, geopolitical events such as war or terrorism, trade disputes, economic shocks, amongst others are believed by the Sub-Adviser to likely have an impact on the Fund’s portfolio.”

8.	Comment: Under Principal Risks – Management Risk, add language explaining that the Fund may not meet its investment objective due to the strategies not working as intended and/or the investment sub-adviser may not be successful in its stock selection.

Response: The Trust has revised the disclosure as follows:

“Management Risk. The Fund is actively-managed and may not meet its investment objective based on the Adviser’s or Sub-Adviser’s success or failure to implement investment strategies for the Fund. The success of the Fund’s investment program depends largely on the investment techniques and risk analyses applied by the Sub-Adviser, including the use of quantitative models or methods. It is possible the investment techniques and risk analyses employed on behalf of the Fund will not produce the desired results.”

9.	Comment: Under Principal Risks – Quantitative Security Selection Risk, add language explaining that the Fund may not meet its investment objective due to the quantitative model or models being flawed in their design.

Response: The Fund has revised the disclosure as follows:

“Quantitative Security Selection Risk. Data for some companies may be less available and/or less current than data for companies in other markets. The Sub-Adviser uses quantitative models, and its processes could be adversely affected if erroneous or outdated data is utilized. The securities selected using a quantitative model could perform differently from the financial markets as a whole as a result of the characteristics used in the analysis, the weight placed on each characteristic and changes in the characteristic’s historical trends. In addition, the investment models used in making investment decisions may not adequately consider certain factors, or may contain design flaws or faulty assumptions, any of which may result in a decline in the value of an investment in the Fund.”

10.	Comment: The Fund lists concentration risk as a principal risk but the strategy does not mention concentrating investments in a particular industry, sector, or geographical region. If concentration is a principal risk add disclosure to the principal investment strategy discussion that explains the Fund’s strategy to concentrate its investments.

Response: The Fund has removed concentration risk as a principal risk of the Fund.

11.	Comment: Under Principal Risks – ETF Risk/Premium-Discount Risk, add language explaining the impact to investors when shares are trading significantly above or below the Fund’s net asset value.

Response: The Fund has revised the disclosure as follows:

Premium-Discount Risk. The Shares may trade above or below their net asset value (“NAV”). The market prices of Shares will generally fluctuate in accordance with changes in NAV as well as the relative supply of, and demand for, Shares on the NYSE, Arca Inc. (the “Exchange”) or other securities exchanges. The existence of significant market volatility, disruptions to creations and redemptions, or potential lack of an active trading market for Fund Shares (including through a trading halt), among other factors, may result in the Shares trading significantly above (at a premium) or below (at a discount) to NAV. If you buy Fund Shares when their market price is at a premium or sell the Fund Shares when their market price is at a discount, you may pay more than, or receive less than, NAV, respectively.

12.	Comment: Under Principal Risks – ETF Risk/Premium-Discount Risk, add language discussing the bid-ask spread and what impact the bid-ask spread has on investors.

Response: The Fund has revised the disclosure as follows:

“Trading Risk. Although the Shares are listed on the Exchange, there can be no assurance that an active or liquid trading market for them will develop or be maintained. In addition, trading in Shares on the Exchange may be halted. In stressed market conditions, the liquidity of the Fund’s Shares may begin to mirror the liquidity of its underlying portfolio holdings, which can be significantly less liquid than the Fund’s Shares, potentially causing the market price of the Fund’s Shares to deviate from its NAV. When buying or selling shares of the Fund in the secondary market, you will likely incur brokerage commission or other charges. In addition, you may incur the cost of the “spread” also known as the bid-ask spread, which is the difference between what investors are willing to pay for Fund shares (the “bid” price) and the price at which they are willing to sell Fund shares (the “ask” price). The bid-ask spread varies over time based on, among other things, trading volume, market liquidity and market volatility. Because of the costs inherent in buying or selling Fund shares, frequent trading may detract significantly from investment results and an investment in Fund shares may not be advisable for investors who anticipate regularly making small investments due to the associated trading costs.”

13.	Comment: Please restate the Fund’s investment objective in its entirety in the section titled “Additional Information about the Fund’s Investment Objective and Strategies.”

Response: The Fund has made the requested change.

14.	Comment: We note that the section titled “Additional Information about the Fund’s Investment Objective and Strategies” does not include all the information required by Item 9(b) of Form N-1A. Please modify the section to meet the requirements of Item 9(b).

Response: See Exhibit C for the Fund’s revised disclosure.

15.	Comment: Please insert the word “Principal” in the section title “Additional Information about the Fund’s Investment Objective and Strategies” and in the section titled “Additional Information about the Fund’s Risks.”

Response: The Fund has made the requested changes.

16.	Comment: We understand the Fund intends to include prior performance of the Sub-Adviser in the prospectus. In addition, we note that the Sub-Adviser lists on its website the performance for two different mid cap products, a separately managed account and a collective investment fund. Please state what mid cap product the performance numbers will be based on. Also, indicate whether any of the accounts included in the mid cap product’s performance has any client specific investment restrictions. For example, a client prohibits the Sub-Adviser from investing in tobacco companies. If any client accounts that contain such investment restrictions are included in the mid cap product’s performance number state whether these restrictions have a material impact on performance.

Response: The prior account performance will be based on the performance of its non-wrap fee/separately managed account clients (the “Accounts”). The Accounts represent the performance for portfolios in U.S. equities with strong earnings and mid-capitalization, for which the Sub-Adviser has sole investment discretion. No accounts with client specific restrictions/limitations are included in the performance numbers for the Accounts. Please see Exhibit D for the Fund’s updated section “Sub-Adviser’s Prior Performance”.

SAI

17.	Comment: We note that the Fund has adopted a fundamental investment restriction that states the Fund will not concentrate its investments in a particular industry or group of industries. Additionally, we note the Fund has included concentration risk as a principal risk in the prospectus. Please reconcile these two seemingly conflicting disclosures or modify your disclosures accordingly.

Response: The Fund has removed concentration risk from the prospectus.

18.	Comment: We note that in the fourth paragraph on page 5 of the SAI the Fund discusses its fundamental investment restriction on concentration and in that discussion, there is statement regarding it is possible that current interpretations of concentration could change in the future. Please clarify whose interpretation the Fund is referring to. In addition, explain what action, if any, the Fund would take if such interpretations changed.

Response: The Fund has clarified that it is referring to the SEC’s interpretations and it has added language clarifying that the Fund intends to modify its concentration policy to comply with such interpretation changes.

19.	Comment: Confirm that the Fund intends to file the opinion and consent of counsel for the issuance of the Fund’s shares and the Sub-Adviser’s code of ethics with its 485(b) filing to respond to these comments.

Response: The Fund confirms the requested items will be filed with its 485(b) filing.

*          *          *

Please contact me at (513) 304-5605 regarding the responses contained in this letter.

Sincerely,

/s/ Wade Bridge

Wade Bridge

Exhibit A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.52%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.52%

[1]	Other Expenses are estimated for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$53	$167

Exhibit B

PRINCIPAL INVESTMENT STRATEGIES

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by investing in the equity securities of mid-capitalization companies (i.e., companies with market capitalizations in the range of the Russell MidCap® Index that the Sub-Adviser (Argent Capital Management LLC) believes are undergoing positive internal and/or external change. Under normal circumstances, the Sub-Adviser expects the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in mid-capitalization companies. The Fund will generally hold 35 to 50 stocks of mid-capitalization companies that have daily trading volume of at least $20 million. While it is anticipated that the Fund will invest across a range of industries, certain sectors may be overweighted compared to others because the Sub-Adviser seeks best investment opportunities regardless of sector. The sectors in which the Fund may be overweighted will vary at different points in the economic cycle.

The Sub-Adviser utilizes a multi-step process that is based in part on a bottom-up fundamental investment research process and a quantitative screening process which is described as the “Argent Alpha Model”. The qualitative research and analysis performed by the Sub-Adviser emphasizes identifying good businesses and seeks to identify overlooked and under-appreciated companies in the Fund’s investment universe while the quantitative process is designed to identify incremental changes in a company’s fundamentals and outperforming factors within the sectors in which a company operates. The Argent Alpha Model will analyze quantitative measures such as return on invested capital, cash flow return on investment, revenue and earnings results, as it seeks to identify incremental improvements at the company level. The Sub-Adviser believes that good businesses are those that exhibit above average profitability, generate above-average cash flow and have management teams that are good stewards of capital, amongst other factors.

The investment process initially consists of approximately 1,500 companies with market capitalizations in the range of the Russell MidCap® Index ($84 million to $67 billion). These companies are screened for market liquidity with only those companies with a daily trading volume of $20 million or more making it to the next step of the investment process (approximately 1,200 companies). Next, the Sub-Adviser segregates the remaining companies into traditional sectors for further analysis. Stocks are then screened by the Sub-Adviser’s proprietary quantitative tool, the Argent Alpha Model. The Argent Alpha model is a dynamic, 25 factor tool that ranks stocks from 1-10 via factors that are grouped into four main categories. The factors are categorized in groups for research reasons as those within each group tend to correlate with each other more than they correlate with the other groups. The four factor categories in the Argent Alpha Model are the following:

Value

Value factors measure whether a stock is rich or cheap compared to other stocks in its sector. An example of a value factor in the Argent Alpha Model is price to free cash flow. Value factors tend to work best during those periods characterized as “value” markets.

Growth

Growth factors measure how fast a stock’s sales, earnings and cash flows are growing relative to other stocks in their sector. An example of a growth factor in the Argent Alpha Model is the Sub-Advisor’s proprietary measure of unexpected cash flow from operations which identifies companies generating a higher cash flow from operations than in the past. Growth factors tend to work best during those periods characterized as “growth” markets.

Quality

Quality factors measure the quality of a company’s earnings, balance sheet and stewardship of capital. An example of a quality factor in the Argent Alpha Model is cash flow return on assets. Quality factors tend to work best during those periods characterized as “quality” markets.

Stability

The stability factors exhibit low correlation to each other and low correlation to the factors in the other three groups. An example of a stability factor in the Argent Alpha Model is a ratio of a company’s balance sheet cash to its market cap.

Proprietary analysis is performed to identify outperforming factors from the Argent Alpha Model in each sector. The investment process is bottoms-up and focuses on individual stocks from the investment universe that meet our investment criteria. Sector allocation is an artifact of the bottoms-up process. Companies within each sector with positive exposure to the outperforming factors are eligible to move on to the next step in the investment process. Additional proprietary analysis is performed to identify those stocks that historically outperform when the Argent Alpha Model ranks them as a buy candidate. Approximately 120 companies make it through this portion of our selection process.

The remaining companies are then segregated into “current market” and “future market” segments, based upon internal analysis that determines whether or not a company is best positioned to outperform in the current market cycle or a future market cycle (the “Market Cycle Model”). The Sub-Adviser’s Market Cycle Model seeks to balance the Fund’s portfolio between securities that are believed to provide both current growth opportunities as well as future market conditions (i.e., value investment opportunities).

The final step in the investment process involves fundamental analysis to identify “Positive Change” that may not be captured by the quantitative screening process. Positive Change is defined by the Sub-Adviser as marked improvement of future prospects at the company or industry level in terms of operations, product mix, or other business dimensions, such as the hiring of a new management team or changes in business strategy. The Sub-Adviser’s change-based investing approach employs four aspects to screen investments for Positive Change. First, the Sub-Adviser will look for companies believed to be undergoing a positive fundamental change or a catalyst is identified at the industry or company level. The Sub-Adviser will then further evaluate whether such change is expected to accelerate growth in the company’s sales, margins or returns and it will consider the upside potential of the stock compared to the downside risk. Finally, the Sub-Adviser will reach out to other industry participants and/or industry experts to see if they are seeing the same opportunity for the company. The Sub-Adviser believes this last part of the process helps eliminate any disconnect it may have with others that closely track the company and/or sector in which it operates. When all four aspects of change are demonstrated, the Sub-Adviser believes the company has strong potential to generate superior returns over the long term and thus, will be buy candidates for the Fund.

Companies are generally purchased at approximately a 2% weight in the Fund and can grow to a cap of approximately 8%. All stocks in the portfolio are continually monitored, but overall model changes generally occur monthly. Model changes may occur more frequently when major events such as public health crises, geopolitical events such as war or terrorism, trade disputes, economic shocks, amongst others are believed by the Sub-Adviser to likely have an impact on the Fund’s portfolio. The Sub-Adviser’s sell discipline is guided by the same process used to originally screen the investment universe. The Sub-Adviser will generally sell an investment if fundamentals supporting the stock’s value deteriorate, the quantitative screening process indicates prospects for the investment have deteriorated or when a better investment opportunity becomes available. Sales can be process, event or valuation driven. The Sub-Adviser does not anticipate high portfolio turnover as it seeks to invest in these companies for the long term.

Exhibit C

The Fund’s investment objective is to outperform the Russell MidCap® Index over the long term. The Fund’s investment objective is a non-fundamental investment policy and may be changed without a vote of shareholders with prior written notice to shareholders.

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus borrowings for investment purposes, in mid-capitalization companies. The Fund’s 80% policy is non-fundamental and can be changed without shareholder approval. However, Fund shareholders would be given at least 60 days’ notice prior to any such change.

The Fund’s strategy utilizes an integrated blend of quantitative and fundamental research to identify opportunities to purchase ownership stakes in what the Sub-Adviser believes are good businesses undergoing positive internal or external change. The Sub-Adviser seeks to own these companies for the long term. The Sub-Adviser believes that companies undergoing positive change, driven either by internal or external factors, frequently experience underappreciated growth. The Sub-Adviser believes that good businesses are those that exhibit above-average profitability and generate above-average cash flow when compared to the average company within Russell MidCap® Index and, in the Sub-Adviser’s opinion, have management teams that are good stewards of capital.

The investment process begins by screening the approximately 1,500 companies with market capitalizations in the range of the Russell Midcap® Index and average daily trading volume of $20 million. The resulting universe is 1,200 mid capitalization companies with acceptable trading volume. This universe is then screened by the Sub-Adviser’s proprietary quantitative tool, the Argent Alpha Model. The Argent Alpha Model is utilized to point the Sub-Adviser toward the right companies, in the right sectors, at the right time with positive change. The Argent Alpha Model is a dynamic, 25 factor tool that ranks stocks from 1-10 via factors that are grouped by Value, Growth, Quality and Stability. The universe of mid-capitalization stocks is then ranked by decile from best to worst. Stocks that rank in the top 30% of the Argent Alpha Model are candidates for further review. When a potential investment demonstrates an attractive Alpha Model score (1-4), the Sub-Adviser selectively identifies stocks for further research using a process designed to point the Sub-Adviser toward the right sector. Approximately 150 companies make it through this portion of the Sub-Adviser’s selection process.

Once the Sub-Adviser has identified what it believes to be the right stocks in the right sector, the Sub-Adviser works to identify the right time to invest in the stock. To determine the right time, the Sub-Adviser checks the Argent Alpha Model’s historical accuracy tracking a stock. Stocks that track well in the Alpha Argent Model move to the top of the buy list. Once that list of approximately 25 companies is established, the Sub-Adviser will utilize its proprietary Market Cycle Model to confirm that the potential buy candidate reflects the style characteristics that are working well in the current phase of the market cycle or will perform well in the next market cycle. The Market Cycle Model uses a system of leading indicators such as the Conference Board Leading Economic Index®, money supply growth and changes in interest rates, among others, to gain insights into the future market cycle phases. Once the Sub-Adviser has identified the right stock, in the right sector at the right time, it looks for positive change. We uncover positive change through fundamental analysis. In this final step, the Sub-Adviser is looking for two things: 1) positive change at the company or industry level; 2) alignment between the positive quantitative scores and positive fundamentals at the company. By design, the Sub-Adviser’s investment process is selective eventually resulting in a portfolio of 35-50 mid-capitalization companies.

Exhibit D

Sub-Adviser’s Prior Performance

The data below is provided to illustrate the past performance of Argent Capital Management LLC, the Fund’s Sub-Adviser, in managing fully discretionary non-wrap fee separate accounts that are managed in accordance with the Argent Mid Cap investment strategy as measured against market indices, and does not represent the performance of the Fund, nor should it be considered a substitute for the Fund’s performance. You should not consider this performance data as a prediction or an indication of future performance of the Fund or the performance that one might achieve by investing in the Fund.

The Argent Mid Cap strategy (the “Composite”) represents all fully discretionary non-wrap fee separate accounts that are managed in accordance with the Composite. The Fund is also managed in a manner that is substantially similar to the manner in which these discretionary non-wrap fee separate accounts are managed. The investment objectives, strategies, and policies of the Fund are substantially similar to the discretionary non-wrap fee separate accounts included in the Composite. The Composite began on March 31, 2014, the first full month the Adviser began managing mid cap accounts.

The manner in which the performance was calculated for the Composite differs from that of registered mutual funds like the Fund. The SEC standard method for calculation of performance information for mutual funds was not utilized to calculate the performance of the Composite. The performance information shown below is not representative of the performance information that typically would be shown for a registered mutual fund. The discretionary non-wrap fee separate accounts that are included in the Composite are not subject to the same type of expenses to which the Fund is subject and are not subject to the diversification requirements, specific tax restrictions, and investment limitations imposed on the Fund by the Investment Company Act of 1940, as amended, or the Internal Revenue Code of 1986, as amended. Consequently, the performance results for the Composite could have been adversely affected if the discretionary non-wrap fee accounts in the Composite were subject to the same federal securities tax laws as the Fund. In addition, the discretionary non-wrap fee accounts are not subject to the same adverse effects of cash inflows and outflows of investor money that a public mutual fund such as the Fund may be subject to, and accordingly the performance of these accounts may be higher than for a public mutual fund managed under the same investment strategy. “Composite Net-of-Fees” performance results are net of all fees, expenses, and, if applicable, sales loads or placement fees. Because of variation in fee levels, the “net of fees” Composite returns may not be reflective of performance in any one particular account. The use of a methodology different than that used below to calculate performance could result in different performance data.

The operating expenses incurred by the discretionary non-wrap fee accounts in the Composite differ from the anticipated operating expenses of the Fund, with some higher and some lower. The Sub-Adviser believes that the net effect of these differences would not have been material to its prior performance results.

The Sub-Adviser’s Composite

(March 31, 2014 through December 31, 2021)

The following data illustrates the past performance of the Sub-Adviser in managing the Composite and does not represent the performance of the Fund. The Firm claims compliance with the Global Investment Performance Standards (GIPS) and has prepared and presented this report in compliance with the GIPS standards. The Firm has been independently verified for the periods January 1, 2003 through December 31, 2020. A firm that claims compliance with the GIPS standards must establish policies and procedures for complying with all the applicable requirements of the GIPS standards. Verification provides assurance on whether the firm’s policies and procedures related to composite and pooled fund maintenance, as well as calculation, presentation, and distribution of performance, have been designed in compliance with the GIPS standards and have been implemented on a firm-wide basis. The Composite has had a performance examination for the periods March 31, 2014 through December 31, 2020. The verification and performance examination reports are available upon request. GIPS is a registered trademark of CFA. CFA Institute does not endorse or promote this organization, nor does it warrant the accuracy or quality of the content contained herein.

Composite Average Annual Returns (as of December 31, 2021)

Time Period (ending 12/31/21)	Total Return	Total Return
	(net of investment management fees)	(gross of investment management fees)	Russell MidCap® Total Return Index
One year	35.64%	35.98%	22.58%
Three Years	30.04%	30.34%	23.29%
Five Years	19.48%	19.77%	15.10%
Since Inception (3/31/2014 – 12/31/2021)	15.19%	15.43%	12.26%